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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of December**, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: December 8, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 **TSX.V:RSM**
LISTED: STANDARD & POORS **OTCBB:RYSMF**

GOLDWEDGE PROJECT, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., "RSM", OCTOBER 14, 2008 MANHATTAN, NEVADA, The latest shipment of gold concentrates to Metals Research the offsite facility to produce dore' has resulted in the production of 257 ounces dore'. This current shipment of dore' and the previous shipment that resulted in the production of 149.01 ounces dore' is currently stored at the processing facility for safe storage. Upon the accumulation of at least 1,000 ounces dore' this product will be transferred to a gold refining facility to produce gold bullion. Plans include another gold concentrate shipment to the above mentioned facility in a few days.

This effort concludes the initial test program of mining and recovery of the gold mineralization from this property using gravity recovery methods only. Plant modifications will be necessary to achieve the level of gold concentrate production required to maximize economic returns. Plant modifications will include increasing ball mill size to increase grinding capability in order to achieve higher throughput rates. These modifications are to start immediately with the removal of one of the current ball mills and the installation of a larger ball mill.

Additionally, the testing by Metcon Research of a closed-circuit cyanide leach circuit has indicated that this system could achieve gold recoveries in the mid 90% range for this gold mineralization. Plans include the further planning and installation of this system which will require an additional permit from the State of Nevada-NDEP. Plant modifications will be made to prepare for these changes.

During this period the mining of gold mineralized material and the surface and underground drilling program will continue at the Goldwedge property.

RSM is a natural resource exploration and development company. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen, Qualified Person NI-43-101 @ (775) 487-2454 or FAX @ (775) 775-2460
Visit our website at RoyalStandardminerals.com